SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

Page

Portuguese Conference Call

March 31, 2015

2:00 p.m..(Brasília)

1:00 p.m. (US EST)

5:00 p.m. (UK)

Phone: (11) 4433-2163

Password: 9532

English Conference Call

March 31, 2015

2:00 p.m. (Brasília)

1:00 p.m. (US EST)

5:00 p.m. (UK)

Phone: (11) 4433-2163

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com/elb/ri

Tel.: (+55) (21) 2514-6333

Introduction
I. Analysis of the Results of the Consolidated Companies	05
II.Analysis of the Results of the Parent Company	15
III. Eletrobras Information	18
IV. Attachment: Subsidiary Companies Information
IV.1. Generation and Transmission Companies	32
Itaipu
Furnas
Chesf
Eletronorte
Eletronuclear
Eletrosul
CGTEE
IV.2. DistributionCompanies
Amazonas Energia
Distribuição Acre
Distribuição Alagoas
Distribuição Piauí
Distribuição Rondônia
Distribuição Roraima
IV.3. ParticipationCompany
Eletropar

Rio de Janeiro,March27,2015 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 13 subsidiaries, operating in the generation, transmission and distribution segments, a participation company named Eletropar, and a 50% interest in the social capital of Itaipu Binational Company, announces its results for the period.

Throughout 2014 Eletrobras showed an overall net loss in the amount of R$ 3,031 million as compared to a net loss in the amount of R$ 6,187 million registered in 2013.

The results of the 2014 were crucially influenced mainly due to the new generation and transmission tariffs regarding the assets whose concessions were renewed as per Law 12,783/13 and by certain facts that we hereby highlight:

In a positive way: i) Within the Generation segment, the revenue from supply of electricity increased by 50.9%;(ii) The Personnel expenses decreased by 16.8% (15.7% considering the personnel expenses from CELG, which only affects the costs of 2014) ;(iii)Reversal of provisions related to  Onerous Contracts in the amount of R$ 1,800 million, regarding mainly the reversal of contracts from Jirau (R$ 712 million) and Itaparica (R$ 863 million);(vi)Reversal of provisions related to financial asset in the amount of R$ 792 million from the investments that had renewed concessions, see item I.31; (v) Positive effect regarding the recognition of revenue related to the Variation Compensation Account of items  of the "Amount A" – CVA in the amount of R$ 740 million; (vi) Reversal of provisions for losses on investments in the amount of R$ 314 million ( referring, mainly, on  CEMAT shareholdings).

In a negative way: i) Electric Energy Purchased for future Resale in the amount of R$ 9,913 million, representing an increase of 79.7% (considering CELG D the amount would be R$ 10,425 million and a variation of 89.0%); ii)Expenses regarding provision for compulsory loans of R$ 3,292 million; (iii) Write off on tributary credit tax in the net amount of R $ 1,701 million; and (iv) Negative results accrued from its equity interests in other companies in the amount of R$ 1,217 million, due mainly to the negative results registered in the SPE Madeira Energia S.A.

In the fourth quarter of 2014 (4Q14), Eletrobras presented a net loss of R$ 1,174 million, whilst that in the 3Q14 it had shown net loss of R$ 2,738 million and in the fourth quarter of 2013 (4Q13) a net loss of R$ 5,400 million. The result of the 4T14 was influenced by some variables, which we highlight:

-In a positive way: i) In Generation, revenues from sales in the spot market (CCEE) grew 120.0%, and in the distribution, the Supply Revenue increased 189.2% influenced mainly by the consolidation of CELG-D and by the positive effect of the CVA; (ii) Write off on reversal of provision for loss on the financial asset in the amount of R$ 1,199 million; (iii) Reversal of provisions related to  Onerous Contracts of R$ 567 million, see item I.4; and (iv) Reversal of  impairment of R$ 317 million due mainly to the review by ANEEL regarding to the assets that composes the Remuneration Asset Base (RAB) of the distribution companies (R$ 361 million).

-In a negative way:i) Provision for contingencies in the amount of R$ 2,036 million regarding the compulsory loans;ii) Negative results accrued from its equity interests in other companies in the amount of R$ 556 million in 4Q14, mainly due to the result of SPE Madeira Energia SA (SHU Santo Antonio); ii) provision for losses on fixed asset of R$ 235 million in 4Q14; iv) Fuel for electricity production in the amount of R$ 440 million in 4Q14, andv) Provision for losses on investments in the amount of R$ 129 million in 4Q14.

HIGHLIGHTS OF THE CONSOLIDATED RESULTS OF 2014:

•         Net Operational Income – NOI in the amount of R$ 30,245 million in 2014 against R$ 23,836 million in 2013;

•         Personnel, Material and Services (PMS) costs in the amount of R$ 5,532 million in 2014 against R$ 6,650 million in 2013 (total expense of R$ 5,609 million in 2014 considering CELG D);

•         Net operating provisions in the amount of R$ 1,862 million in 2014, compared to an amount of R$ 3,258 million in 2013;

•         Write off on tributary and fiscal credit in the net amount of R$ 1,701 million in 2014;

•         Net income due to foreign currency exchange rate variations with a positive result in the amount of R$ 296 million in 2014 and R$ 539 million in 2013;

•          The EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 3,688 million in 2014 compared to EBITDA summed of R$ 90 million in 2013.

HIGHLIGHTS OF THE CONSOLIDATED RESULTS OF 4Q14:

•         Net Operational Income – NOI in the amount of R$ 8,522 million in 4Q14 against R$ 6,589 million in 4Q13, see item I.1.2;

•         Personnel, Material and Services (PMS) costs in the amount of R$ 2,388 million in 4Q14 (R$ 2,594 million considering CELG D expenses) against R$ 2,056 million in 3Q14;

•         Reversal of operating provisions of R$ 107 million in 4Q14, compared to a provision of R$ 1,253 million in 3Q14 (see item I.4);

•         Net income due to foreign currency exchange rate variations with a positive result in the amount of R$ 169 million in 4Q14 and R$ 349 million in 3Q14;

•          The EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 1,753 million in 4Q14 compared to EBITDA summed of R$ 90 million in 3Q14.

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of this Marketletter, after the Financial Statement for each company

Additional Information:

1.    During the General Shareholders Meeting, held on September26th, 2014 the shareholders approved the acquisition  of the majority of CELG Distribuição S.A. – CELG-D shares. Since then the new company appears in the consolidated financial statements of Eletrobras, because for accountability reasons, the date of effective business indenture coincides with date of the 3Q14 Marketletter.However, the a transfer of ownership of common shares took place in January 2015.

2.    To improve its Financial Report the Company reclassified the Statement of Income for the September 2013 period, highlighting its direct operating costs in the chart, therefore showing a gross profit line.

3.    On December 31st2014 Madeira Energia S.A. (MESA), of which Furnas detains a 39% equity interest, showed an excess of liabilities towards its current assets in the amount of R$ 482 million. In order to equalize the situation of its negative current capital, the invested company expects its partners to increase their capital interests in the partnership.A portion of this amount refers to the recognition of the provision for losses incurred in the refundable expenses towards the Consórcio Contrutor Santo Antonio (CCSA).Such receivable was issued on the occasion under which the 2nd Additive to the Concession Contract signed with ANEEL, based on a chronogram in which the date of the beginning of Commercial Operation of the power generating units by CCSA  was expected to be anticipated for the second time, therefore the parties signed their commitment to the “Terms and Conditions” of the Santo Antonio Hydroelectric Power Plant Development Contract. However aforesaid chronogram was not fully complied, causing the net results of the balance to accrue an amount due to MESA as reimbursement from CCSA.

In order to calculate the amount pertaining this reimbursable expense, CCSA requested the application of Clause 31.1.2.1.1 of the Building Contract, which foresees a contractual limit amount of R$ 122,00/MWh for transfers related to the costs incurred by unforseen energy purchases. Under the circumstances MESA’s staff, at the period ended on December 31st2014, additional studies, including those pertaining legal aspects, and decided to change its estimates regarding the amount pertaining the asset value. Therefore, within the full value of reimbursable expenses in the amount of R$ 1,435 million, a provision for losses was settled in the amount of R$ 679million, in order to reflect the expected receipt of an amount of R$ 756 million.MESA and CCSA are coming to an understanding with regards to make an agreement pertaining the terms and conditions to settle the matter.

The Board of directors of Furnas at the meeting No. 002/452, recommended Furnas to take the necessary arrangements in the appropriate governance spheres, to preserve the SAESA credits against CCSA, to review the loss in the SPE and, their reflections in Furnas, due to its shareholding in the SPE.

I. ANALYSIS OF THE CONSOLIDATED RESULTS (R$ million)

		R$ Million
2014	2013*		4Q14	3Q14	4Q13*
30,245	23,836	Net Operating Income	9,781	6,589	5,953
-10,425	-5,515	(-) Energy purchased for resale	-3,605	-3,135	-1,289
-1,523	-1,555	(-) Usage of the electric grid	-406	-349	-239
-1,480	-1,492	(-) Fuel for electricity production	-440	-332	-157
-2,900	-3,548	(-) Construction	-1,101	-656	-1,161
13,917	11,726	Gross Results	4,229	2,116	3,107
-8,485	-9,245	(-) Personnel, Material and Services	-2,594	-2,056	-3,069
-387	-406	(-) Remuneration and Reimbursement	-74	-82	-89
-1,777	-1,512	(-) Depreciation and amortization	-608	-394	-429
-2,146	-2,683	(-) otherexpenditures	207	-447	460
1,122	-2,121		1,160	-862	-20
-1,217	178	Shareholdings	-556	-790	-57
-1,862	-3,258	Operating provisions	-1,033	-1,253	-3,659
-1,957	-5,202		-428	-2,905	-3,735
2,092	1,703	Interest income and financial investments	778	214	452
346	455	Monetary Adjustement	193	-42	250
296	539	Foreign currency exchange rate variations	169	349	57
-3,365	-2,031	Debt charges	-1,202	-1,091	-873
-87	-190	Charges related to Shareholders Resources	-13	-14	-19
1,413	-98	Other financial results	730	630	-313
-1,262	-4,825		227	-2,859	-4,180
-1,701	-1,367	Income Tax and Social Contribution	-1,340	116	-1,228
-2,963	-6,192	Net Income	-1,113	-2,743	-5,409
68	-5	Minority Shareholders	61	-5	-9
-3,031	-6,187	Consolidated Net Income	-1,174	-2,738	-5,400

*Restated

I.1       FINANCIAL HIGHLIGHTS

Main Variations in Results (2014 x 2013)

The result of 2014 showed a 51.0% variation when compared to the 2013, whereas a net loss in the amount of R$ 3,031 million was registered in 2014 as compared to a net loss in the amount of R$ 6,187 million in 2013.

Net Operating Income, in the amount of R$ 30,245 million, detailed in Chart I.1.2registered in 2014 a 26.9% increase as compared to 2013, when it was registered an amount of R$ 23,836 million.

»     Generation income registered a 23.3% increase, from R$ 17,240 million in 2013 to R$ 21,256 million in 2014. Such increase was mainly due to electricity sales within the Short Term Market (CCEE) from R$ 2,396 million in 2013 to R$ 3,317 million in 2014. The total energy sold went from260.2TWh in 2013 to 243.5TWh in 2014. Transfers from Itaipu went from a net revenue in the amount of R$ 68 million in 2013 to a net expense in the amount of R$ 98 million in 2014, mainly due to the calculation of monetary adjustments based on the American Commercial and Industrial Goods price, shown in item II.3. Construction revenue showed a decrease of R$ 67.4%, from R$ 737 million in 2013 to R$ 240 million in 2014,and was registered at its equivalent value as cost of construction.

»     Transmission income showed a 4.4% increase, from R$ 4,505 million in 2013 to R$ 4,702 million in 2014, influenced by the entry into operation of new projects and the consolidation effects. In 2014, the revenue from construction was R$ 1,786 million, representing a decrease of 0.6% compared to 2013 and was registered at its equivalent value as cost of construction.

»     Distribution income showed a 52.0% increase from R$ 5,433 million in 2013 to R$ 8,022 million in 2014, influenced by the increase in the supply revenues. The supply of electricity registered a 67.2% increase from R$ 4,419 million in 2013 to R$ 7,349 million in 2014. Two other aspects greatly influenced the energy supply item in the distribution segment in 2014. The first refers to the impact related to the Variation Compensation Account "Part A" - CVA. The second concerns the incremental revenue arising from the consolidation CELG D from the 4th quarter of 2014 in the amount of R$ 1,627 million. Excluding the revenue arising from the CVA and the revenue for the CELG D, the supply revenues grew by 7.7%. For more information about the recognition of the CVA and the CELG D consolidation operation, see 03 and 42 of the Financial Statements of Eletrobras 2014 respectively.The volume of electricity sold went from 16.1TWh in 2013 to 17.1TWh in 2014. Construction revenue was registered at its equivalent value as cost of construction presenting a 13.8% decrease, from R$ 1,014 million in 2013 to R$ 873 million in 2014 and was registered at its equivalent value as cost of construction.

-Electricity purchased for future resale registered a 79.7% increase, from R$ 5,515 million in 2013 to R$ 9,913 million in 2014.  This result was mainly due to the purchase of energy within the short term market as result of the Generating Scale factor – GSF1 during the period, which was partially compensated by the decrease of energy purchased by Amazonas Energia. Including the expenditures of CELG D with purchased of energy, this increase would be 89.0% and the amount of R$ 10,425 million in 2014.

-The Fuel for the Production of Electricity line registered a 0.9% decrease. Throughout 2013 it registered a net expense in the amount of R$ 1,492 million, whilst in 2014 it registered a net expense in the amount of R$ 1,480 million due to a reduction of volume of thermal electricity dispatched.

-Throughout 2014 the full amount of the Personnel, Material and Service (PMS) line showed a 10.4% decrease from R$ 9,245million in 2013 to R$ 8,279 million in 2014 ( 8.2% including CELG D expenses, only over 2014).  Personnel decreased by 16.8%from R$ 6,650 million in 2013 to R$ 5,532 million, mainly due to the Early Retirement Plan realized in 2013. The Material increased by 3.8% and Third party services also increased by 6.1% (the PMS items presented, respectively, a decrease of 15.7%, an increase of 5.0%  and 11.6% considering CELG D expenses).

1 The GSF occur when the National Electric System Operator reduces the physical guarantee of all the hydroelectric plants that are part of the Energy Reallocation Market - MRE resulting in an increased need of energy purchases by its participants in proportion to their physical security . This occurs when there is a higher order of power plants and lower generation of hydroelectric plants.

-Operating provisions registered an expense R$ 1,862 million in 2014 as compared to an expense R$ 3,258 million in 2013, influenced mainly by provisions for contingencies in the amount of R$ 3,656 million, of which R$ 2,235 million refer to Compulsory Loan; by the impairment of R$ 149 million and also by the provision for adjustment at market value related to the share interest in CESP in the amount of R$ 111 million in 2014, see item I.4. By the consolidation of CELG D the operating provisions of Eletrobras have been impacted in the amount of R$ 113 million in 2014. The results of the provision were partially compensated by the reversion of the Onerous Contracts in the amount of R$ 1,800 million, see item I.4 and by the provision for financial asset loss in the amount of R$ 792 million (related to reinvestments made in concessions renewed under Law 12.783/2013);provision for losses on investments in the amount of R$ 314 million and reversal of provision to cover doubtful credits in the amount of R$ 269 million regarding, mainly,Cemat and Celtins.

-Shareholdings line registered a 784.5% decrease, from a net income in the amount of R$ 178 million in 2013 to a net expense in the amount of R$ 1,217 million in 2014. The variation was due mainly to amounts related to equity investments in affiliated companies and also by the negative results obtained by SPE Madeira Energia S.A (Santo Antonio Hydroelectric Power Plant).

-Net Financial Result line registered a net income of R$ 377 million in 2013 as compared to a net income of R$ 695million in 2014, which represents a84.7%positive variation. Highlighting the effects related to a derivative operation related to a Energy sale Contract between Eletronorte and certain Aluminum Companies with a positive effect in the amount of R$ 383 million in the 2014 and a negative effect of R$ 239 million in 2013.

Main Variations of Financial Statements (4Q14 x 3Q14)

The results of 4Q14registereda 57.1% decrease as compared to 3Q14 recording a net loss of R$ 1,174million in the 4Q14, as compared to a net loss of R$ 2,738 million in 3Q14.

The Net operating income in the amount of R$ 8,522 million, presented, in 4Q14, a 29.3%increase as compared to 3Q14, when was registered the amount of R$ 6,589 million (considering CELG , the amount would have shown an amount of R$ 9,781 million in the 4Q14, representing an increase of 48.4% as compared to the 3Q14).Without considering the income due to the sale of electricity in the spot market (CCEE),  the income on construction, the CVA impact and income from CELG D,  the Net Operating Income would have shown a 7.7% increase, from R$ 5,589 million in 3Q14 million to R$ 6,021 million in 4Q14. In a segmented analysis, we highlight the following aspects:

»     The income from Generation showed a 9.9% increase, from R$ 4,894million in 3Q14 to R$ 5,379million in 4Q14. Such increase was due mainly to an increase of electricity sold within the Short Term Electricity Market (CCEE). The volume of energy sold by the Eletrobras Companieswas53TWh in the 3Q14 to 60TWh in the 4Q14. The Construction revenue increased and was registered at its equivalent value as cost of construction.

»     The income from the Transmission Segment registered a 47.9% increase,from R$ 1,031million in 3Q14 to R$ 1,526million in 4Q14, influenced mainly by the increase of the Construction Revenues Line, which was registered at its equivalent value as Cost of Construction, and also by an increase on income from the rate of return adjustment.

»     The income from Distribution Segment registered a 58.8% increase, from R$ 1,499 million in 3Q14 to R$ 2,381 million in 4Q14 (considering the income from CELG D, the total income from the distribution segment would be R$ 4,112 million in the 4Q14 with a variation of 174.3%). The energy supply showed a 64.1% increase from R$ 1,306 million in 3Q14 to R$ 2,143 million in 4Q14 due mainly to the larger volume of energy sold and the CVA effect (considering the income from CELG D, the total income from the distribution segment would be R$ 3,777 million in the 4Q14 with a variation of 189.2%). The amount of energy sold went from 4.3TWh in the 3Q14 to 4.6TWh in the 4Q14. The Construction revenue was registered at its equivalent value as Cost of Construction.

-The Electricity purchased for resale decreased by 1.4%, from R$ 3,315 million in 3Q14 to R$ 3,093 million in 4Q14 (including CELG D, the amount is R$ 3,605 million in the 4Q14 and a variation of 51.0%).

-The fuel for electricity production account registered a 32.4% decrease. In 3Q14, there was a net expense of R$ 332 million, while in 4Q14 it was recorded a net expense of R$ 440 million due to a decrease in the CCC reimbursement in accordance with Law 12,111/99 in CGTT and Amazonas Energia.

-In 4Q14, the Personnel, Material and Service (PMS) line increased by16.1%, from R$ 2,056 million in 3Q14 toR$ 2,388 million in 4Q14 (including CELG D, the amount would be R$ 2,594 million and a variation of 26.15).Excluding CELG D expenses which affected only the 4Q14, the Personnel line item increased 15.1%, from R$ 1,358 million in 2013 to R$ 1,563 million in 2014, due to larger number of employees who left in this period due to the Early Retirement Program at Eletronuclear, which increased the amount of the indemnities.  The Services line increased by 23.0% from R$ 611 million in 3Q14 to R$ 752 million in 4Q14 and the Materials line decreased by 17.6% from R$ 88 million in 3Q14 to R$ 72 million in 4Q14 (the personnel, material and services presented, respectively, increase of 20.8%, decrease of 13.6% and 43.7% considering the CELG D expenses), see item I.7.

-The Operating provisions went from a provision of R$ 1,253 million in 3Q14 to a provision in the amount of R$ 919 million in 4Q14 (including CELG D, the reversal of provision would be R$ 1,033 million in the 4Q14). The operating provision were influenced, mainly due to the provision for contingencies in the amount of R$ 2,036 million, by the provision for losses on fixed assets in the amount of R$ 235 million and by the provision for losses on investments in the amount of R$ 129 million (see item I.4). The provisions were partially compensated by the provision for losses on financial assets in the amount of R$ 1,199 million, the reversal of the Onerous Contracts in the amount of R$ 567 million, by the reversal of impairment in the amount of R$ 317million due to the ANEEL review regarding the assets that compose the Regulatory Asset Base (RAB) of the distribution companies.

-The shareholdings registered a 29.6% variation resulting from the negative amount of R$ 556 million in 4Q14 as compared to the negative amount of R$ 790 million in 3Q14. This variation was caused mainly due to the negative results registered by SPE Madeira Energia S.A. (Santo Antonio Hydroelectric Power Plant) in the 3Q14 which was the largest effect in the amount of the equity investments in associated companies.

-The net financial result went from a net income of R$ 46 million, in the 3Q14 to a net income of R$ 783 million in 4Q14, representing a 1,585.8%increase (including CELG D the financial result would be R$ 655 million with an increase of 1,310.3% in 4Q14 compared to the 3Q14). This variation is, mainly, due the increase on financial interest income and by the effects related to a derivative operation related to a Energy sale Contract between Eletronorte and certain Aluminum Companies in the amount of R$ 108 million.

I.2 Net Operating Income (NOI)

Throughout 2014 the Net Operating Income (NOI) registered a 21.6% increase as compared to 2013, from R$ 23,836 million in 2013 to R$ 28,986 million in 2014. Considering the income from CELG D, NOI had an increase of 26.9% as compared to 2013, from R$ 23,836 million in 2013 to R$ 30,245 million in 2014.

With regards to the 4Q14, the Net Operating Income registered a 29.3%increase as compared to the previous quarter from an amount of R$ 6,589 million to R$ 8,522 million in this 4Q14. In comparison with the 4Q13, the Net Operating Income registered an amount of R$ 5,953 million, therefore a 43.1% growth.Considering the income from CELG D, NOI had an increase of 48.4% as compared to the previous quarter, from R$ 6,589 million to R$ 9,780 million in 4Q14. Considering the 3Q13, the NOI presented an amount of R$ 5,953 million and a 64.3% increase.

2014	2013	CONSOLIDATED	4Q14	3Q14	4Q13	Variation 4Q14x3Q14
		a)Generation
12,175	8,067	Energy Sold	3,354	3,263	929	2.8%
3,317	3,774	Supply and Supply to final consumers	814	837	1.202	-2.8%
3,818	2,396	CCEE	757	344	728	120.0%
1,803	2,198	Maintenance and OperationRevenue	460	445	832	3.3%
240	737	Construction Revenue	92	89	211	3.3%
-98	68	Itaipu Transfers (see item II.3.a)	-96	-83	279	16.1%

		b) Transmission
2,201	2,156	Maintenance and OperationRevenue	580	467	486	24.3%
1,786	1,797	Construction Revenue	674	374	646	80.3%
714	552	Transmission Return Rate Update	272	191	201	42.4%

		c) Distribution
7,387	4,419	Supply	3,777	1,306	1,115	189.2%
873	1,014	ConstructionRevenue	335	193	305	73.5%

1,446	1,008	OtherRevenue	654	336	285	94.4%
35,626	28,186	Total Revenue	11,632	7,761	7,218	49.9%

		Operating Income Deduction
-1,005	-870	Sectorial Charges	-275	-235	-258	16.9%
-1,684	-1,231	ICMS	-751	-316	-313	138.1%
-2,686	-2,238	PASEP and COFINS	-825	-619	-767	33.3%
-7	-11	OtherDeductions	0	-2	73	-107.0%
-5,382	-4,351	Total Deductions	-1,852	-1,172	-1,265	58.0%

30,245	23,836	Net Operating Income	9,781	6,589	5,953	48.4%

Participation of business in relation to Gross Revenues –2014

I.2. ENERGY SOLD

I.2.1EnergySold in2014 -Generation Companies – TWh

In terms of the energy market evolution, the Eletrobras companiesduring 2014, sold 243,5TWh of energy, as compared to260.2 TWh traded in the 2013, representing a 6.4% decrease.

I.2.2 ENERGY SOLD IN 2014 – DISTRIBUTION COMPANIES – TWH

In terms of the energy market evolution, the  Eletrobras Distribution System, during2014, sold 17.1TWh of energy, as compared to 16.1 TWh traded in 2013, representing a 6.3% increase.

*considers only the regulated market

I.3OPERATING PROVISIONS

R$ million
	Consolidated Consolidated
	4Q14	3Q14	2014	2013
Guarantees	64	10	115	84
Contingencies	2,036	1,410	3,656	1,399
PCLD - Customers and Resellers	37	25	84	-793
PCLD - Financing and Loans	3	-221	-269	106
Losses due to Advances for future capital
Unfunded liabilities in subsidiaries	0	0	0	0
Onerous Contracts	-567	-408	-1,800	-1,925
Losses on Investments	129	-172	-314	143
Impairment	-317	382	149	2,462
Adjustment to Market Value	0	0	111	0
Provision for losses on Fixed Asset	235	0	235	0
Provision for losses on Environmental Compensation	105	0	105	0
Provision for losses on Financial Asset	-1,199	197	-792	792
Others	508	30	582	990
	1,033	1,253	1,862	3,258

Provisions for legal liabilities linked to legal proceedings

R$ million
	Consolidated
	12.31.14	12.31.13
Current
Labor	13	9
Tax Related	0	0
Civil	19	15

Non-current
Labor	930	913
TaxRelated	237	295
Civil	7,783	4,487
Total	8,982	5,719

I.4  ONEROUS CONTRACTS

	R$ million
Consolidated Balance				Amountsdue 2014
	2014	2013	2012	4Q14	3Q14	2Q14	1Q14
Transmission
Contract 061/2001	-	-	84	336	48	-384	-
Contract 062/2001	608	875	1,407	82	41	144	-
Others	24	-	-	105	-114	-15	-
	632	875	1,491	523	-25	-255	-
Generation
Itaparica	-	863	1,019	94	98	651	20
Jirau	-	712	1,608	13	246	211	242
Camaçari	91	267	357	164	06	-	06
Termonorte II	-	-	131	0	-	-	-
Funil	132	96	83	-51	15	-	-
Paulo Afonso Complex	-	-	34	0	-	-	-
Coaracy Nunes	30	89	21	59	-11	-	11
Others	246	30	378	-235	132	-41	-72
	500	2,057	3,665	43	484	823	207
Distribution
Intangibles*	-	295	-	295	-50	-	50

TOTAL	1,132	3,228	5,156	862	408	568	258

The table considers an increase in the amount of R$ 50 million pertaining the onerous contract of the Amazonas Energia intangibles that does not show in the company results.

I.5 CONSOLIDATED EBITDA

		R$ million
EBITDA	2014	2013	(%)
Results of theperiod	-2,963	-6,192	52%
+ Provision Income Tax and Social Contribution	1,701	1,367	24%
+ Financial Result	-695	-377	-84%
+ Depreciation and Amortization	1,777	1,512	18%
=EBITDA	-180	-3,689	95%

AdjustedEBITDA	2014	2013	(%)
= EBITDA	-179	-3,689	95%
+ atypical events*	1,643	3,767	-56%
= Adjusted EBITDA	1,463	78	1,784%

* Onerous contracts + impairment +provision for contingencies + Provision for losses of financial assets + Provision for losses on fixed assets + PCLD + PID

I.5.EBITDA of Subsidiaries Companies

Throughout the 4Q14 the sum of the EBITDA of the Eletrobras Subsidiary Companies registered a positive amount ofR$ 1,753 million which represents a 261%increase, as compared to the negative EBITDA of R$ 1,088 million registered in the 3Q14. Throughout the 2014 the EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 3,688 million which represents a 4,198% increase as compared to the negative EBITDA of R$ 90 million in2013.

EBITDA R$ Million
Company	2014	2013	%	4Q14	3Q14%
Furnas	680	207	228%	307	-650	-147%
Chesf	116	-1,040	-111%	537	-382	-241%
Eletronorte	1,255	2,240	-44%	-426	-207	105%
Eletrosul	514	566	-9%	18	78	-76%
Eletronuclear	-534	-246	117%	-508	112	-555%
CGTEE	-142	-310	-54%	2	-5	-144%
Subtotal	1,889	1,417	33%	-68	-1,055	-94%
Distribution Companies	1,798	-1,507	-219%	1,822	-32	-5,718%
Total	3,688	-90	-4198%	1,753	-1,088	-261%

EBITDA MARGIN R$ million
Company	2014	2013	p.p.	4Q14	3Q14	p.p.
Furnas	10.8%	4.8%	5.95	6.3%	28.7%	-22.36
Chesf	3.2%	-25.4%	28.63	20.1%	-9.5%	29.66
Eletronorte	20.8%	46.1%	-25.38	-10.3%	44.6%	-54.96
Eletrosul	46.0%	52.2%	-6.23	2.1%	69.1%	-67.00
Eletronuclear	-27.7%	-14.3%	-13.38	-35.3%	-1.0%	-34.30
CGTEE	-30.0%	-104.0%	74.02	0.6%	-114.3%	114.90
Subtotal	9.7%	8.7%	1.05	-0.5%	22.4%	-22.84
Distribution Companies	22.1%	-24.1%	46.21	27.3%	6.4%	20.85
Total	13.4%	-0.4%	13.77	8.3%	17.5%	-9.21

EBITDA = Net income plus income taxes over profits minus net financial expenses Financial income and depreciation, amortization and depletion, as determined by CVM Instruction 527/12.

p.p = percentage points

* Source: Financial statements for consolidation

I.6 NET DEBT

	R$ million
Net Debt	12.31.2014	12.31.2013
Financing payble + Debentures - (RGR)	32.1	24.3
(-)Cash + Marketable Securites	5.1	9.9
(-)Financingreceivable - (RGR)	9.2	12.1
(-) Reimbursemente – Itaipu¹	2.6	-
Net Debt	15.2	2.3

¹ This value corresponds to the amount reimbursed to Eletrobras due to the acquisition and commercialization of all energy resources belong to Brazil, generated by Itaipu Binational, under the Treat signed on 26 April 1973 between Brazil and Paraguay. Excluding this value, net debt at December 31, 2014 would have shown R$ 17.8 billion and net leverage on the same date, would be 31.3%.

I.7. PERSONNEL, MATERIAL AND SERVICE

R$ million
	2014	2013	%	4Q14	3Q14	(%)
Personnel	5,609	6,650	-15.7%	1,640	1,358	20.8%
Material	310	295	5.0%	76	88	-13.6%
Services	2,566	2,299	11.6%	878	611	43.7%

II.Analysis of the Results of the Parent Company -

EVOLUTION OF THE RESULTS - R$ MILLION

2014
(-49)
(98)
1,394
658
439
(55)
(5,084)
(236)
(3,031)
2013
(788)
68
1,007
706
585
(180)
(6,272)
(1,313)
(6,187)
Shareholdings
Intaiput Transfer
Net Financial Revenue
Net Monetary Correction
Net Currency Correction
Charges Shareholders Resources
Others
Tax
Net Income
Financial Result

II.1.Eletrobras Shareholdings

Throughout the 2014 the result regarding shareholdings had a negative impact  in Eletrobras overall results in the amount of R$ 49 million, which represents a93.7% variation as compared to the negative amount of R$ 788 million registered in 2013, due mainly to the equity equivalence of the subsidiary companies.

The recognition of the results obtained by the companies invested by Eletrobras made a negative impact on the 4Q14 results in the amount of R$ 945 million due to the valuation of shareholding investments. This figure represented a22.8% variation when compared to the negative amount of R$ 1,225 million for the 3Q14, mainly due to the result of the equity equivalence of the subsidiaries companies, as shown below:

R$ million
	ParentCompany
	2014	2013	4Q14	3Q14
Investments in subsidiarycompanies
EquityEquivalence	-268	-708	-930	-1,288

Investments in affiliated
InterestonEquity	11	98	0	11
EquityEquivalence	8	-362	-43	-4
	19	-263	-43	7

Otherinvestiments
InterestonEquity	20	14	0	12
Dividends	98	101	18	35
Remuneration of Investments in Partnerships	24	21	06	06
Capital Income - ITAIPU	56	48	04	03
	199	184	28	56
Total	-49	-788	-945	-1,225

 The analysis of the results of our Subsidiary Companies is in the attachment hereof.

II.2.FINANCIAL RESULTS

Along the 2014, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 2,437 million, as compared to the amount of R$ 2,118 million of 2013. This variation is primarily explained by the variation on interest income, commissions and fees and income from financial investments.

Throughout the 4Q14, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 663 million, as compared to the amount of R$ 462 million in 3Q14. This variation is explained mainly by the variation on interest income, commissions and fees and income from financial investments, as shown in table below:

FINANCIAL RESULT			R$ million
	2014	2013	4Q14	3Q14
Financial Revenues
Interest income, commissions and fees	2,411	2,033	900	538
Incomefrom financial investments	429	285	203	135
Arrearssurchargeon electricity	91	45	78	-21
Monetaryadjustments	658	706	175	241
Foreign currency exchange rate variations	439	585	-61	-100
Other Financial revenues	99	146	13	23

Financial Expenses
Debt Charges	-1,510	-1,048	-772	-304
Charges on Leasing Contracts	0	0	0	0
Charges onshareholders' funds	-55	-180	112	-20
Other Financial Expenses	-124	-453	14	-19
Total	2,436	2,118	662	462

The main indexes of the loans and transfer agreements showed the following variations in the period:

Evolution of the IGP-M Index and the Dollar (%)

	1Q14	2Q14	3Q14	4Q14	2014
US Dollar	-3.40%	-2.67%	11.28%	8.37%	13.39%
IGPM	2.55%	-0.10%	-0.68%	1.89%	3.67%

	1Q13	2Q13	3Q13	4Q13	2013
US Dollar	-1.45%	10.02%	0.65%	5.05%	14.64%
IGPM	0.84%	0.90%	1.92%	1.76%	5.53%

II.3.  Sale of electricity of Parent Company

a.    ItaipuBinational

FINANCIAL RESULT - ITAIPU				R$ million
	1Q14	2Q14	3Q14	4Q14	2014
Energy sales Itaipu + CCEE Contract	2,012	2,196	1,891	1,923	8,022
Revenue from Right to Reimbursement(1)	67	114	98	528	807
Others	31	168	290	262	751
Total Revenue	2,110	2,479	2,279	2,713	9,581

Energy purchased Itaipu + CCEE Contract	-2,078	-1,986	-3,187	-4,704	-11,955
ExpensefromReimbursement Obligations (2)	-42	-72	-61	-367	-542
Itaipu transfers	107	-228	960	2404	3243
Others	-78	-130	-73	-143	-424
Total Expenses	-2,091	-2,416	-2,361	-2,809	-9,677

Net Op Income - Tranfers from Itaipu	19	63	-82	-96	-96

FINANCIAL RESULT - ITAIPU (price indexes)
	1Q14	2Q14	3Q14	4Q14	2014
Lawful Rights (RR) (1)	67	114	98	528	807
+ Foreign Currency Exch. Rate Results	-169	-130	548	461	710
Result from Right to Reimbursements (RR)	-102	-16	646	989	1,517
Obligation Expenditures (2)	42	72	61	367	542
+ Foreign Currency Exch. Rate Results	-106	-81	342	288	443
Result from Reimbursement Obligations(OR)	-64	-9	403	655	985
Balance: RR - OR	-38	-7	243	334	532

a.1 Financial Asset Itaipu Binacional

The balance resulting from the adjustment factor from ItaipuBinational, shown on Financial Asset at the Non-Current Assets amounted to R$ 5,469million on December 31st, 2014, equivalent to US$ 2,059million (December 31st, 2013– R$ 4,977million, equivalent to US$ 2,125million), of which R$ 1,673million, equivalent to US$630 million shall be transferred to the National Treasury until year 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.Such amounts will be realized through its inclusion in the sales tariff to be practiced until 2023.

Commercialization of Eletric Energy– PROINFA

Trading electricity within the PROINFA registered a positive net result in the period ended by 2014 in the amount of R$ 72 million (December 31, 2013positive by R$ 43 million), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers line registered the amount R$ 573 million ofPROINFA related to the Parent Company (December 31st, 2013– R$ 661million).

III.Eletrobras Information

Portfolio Of Loans Receivable And Payable

a.      Financing and Loans Granted

Financing and loans granted, with foreign currency exchange rate variation clauses, represent approximately 38% of the total portfolio of the Company (43% on December 31st, 2013). The remainderthat predict adjustment based on indexes that represent the level of domestic prices in Brazil reach 62% of the portfolio balance (57% onDecember 31st, 2013).

The market value of these assets are equivalent to their accounting value, since they are industry specific operations and formed, in part, by resources from Sector Funds that don’t have comparable parameters with other loans.

During the year 2014, the existing financing and loans in the subsidiary CGTEE company were taken, if at all, by the Eletrobras, and were made to enable the construction of Candiota III (Phase C) and also to enable energy purchases the Company required in recent years. These features have resulted in a change in the balance of R$ 480 million.

As established in the RES-639/2014, the amount passed on to ELETROSUL in the form of loans/financing are intended to: 1) debtor balance pay out from loans obtained with ordinary resources of Eletrobras; 2) discharge of the dividend balance payable (economic pay out) and 3) implementation of the Investment Plan of 2014.

The funds granted to FURNAS in the form of loans are designed to the company's cash needs in order to honor its commitments with the Investment Plan of 2014.

As for the financing granted to Amazonas Energia had finally: 1) part of the debt payment by the BR Distribuidora (R$ 400 million); 2) refinancing of loans obtained with ordinary resources of Eletrobras and pay out the RGR debt service (economic pay out - R$ 405 million), and pay out of the debtor balance (R$ 324 million). It also added several loans for the company's cash deficiency coverage.

The long-term portion of loans and financing granted from regular and Sector Funds, including transfers based on the contractual expected cash flows shall mature in variable amounts as shown below:

R$ million
	2016	2017	2018	2019	2020	Beyond 2020	Total
Parent company	3,905	3,744	3,598	3,544	3,434	9,102	27,328
Consolidated	2,169	1,711	1,779	1,920	1,857	2,552	11,989

b.   Financing and Loans  Payable

Debts are guaranteed by the Federal Government and/or by Eletrobras and subject to charges, which averaged along 2014 at 7.56% per annum (5.91% per annum in 2013) with the following debt profile:

	Parent Company				Consolidated
	12.31.2014		12.31.2013		12.31.2014		12.31.2013
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Local Currency
USD	8,252	32%	7,476	34%	8,261	21%	7,485	23%
USD with Libor	2,892	11%	2,933	13%	3,223	8%	3,176	10%
EURO	191	1%	191	1%	222	1%	191	1%
YEN	172	1%	222	1%	172	0%	222	1%
Others	0	0%	0	0%	1	0%	7	0%
Subtotal	11,507	44%	10,822	50%	11,878	30%	11,080	34%

Foreign Currency
CDI	4,511	17%	0	0%	9,598	24%	3,788	12%
IPCA	0	0%	0	0%	0	0%	0	0%
TJLP	0	0%	0	0%	5,827	15%	4,978	15%
SELIC	2,580	10%	2,599	12%	2,830	7%	2,599	8%
Others	0	0%	0	0%	1,793	5%	10	0%
Subtotal	7,092	27%	2,599	12%	20,049	51%	11,375	35%
	0	0%	0	0%	0	0%	0	0%
Non indexed	7,422	29%	8,402	38%	7,613	19%	10,021	31%

TOTAL	26,020	100%	21,823	100%	39,539	100%	32,476	100%

The long-term loans and financing expressed in millions of Reais, shall mature as follows:

	2016	2017	2018	2019	2020	Beyond 2020	Total
Parent Company	2,390	2,878	1,953	3,987	1,223	10,829	23,261
Consolidated	3,195	4,080	4,207	5,015	2,142	15,968	34,608

RATINGS

Agency	Rating National/Perspective	LatestReport
Moody’s Issuer Rating	Baa3 (Negative)	May 7th, 2013
S&P LT Local Currency	BBB+ (Stable)	March 24th, 2014
S&P LT Foreign Currency	BBB- (Stable)	March 24th, 2014
Fitch LT Local Currency Issuer	BB (Negative)	December 6th, 2013
Fitch LT Foreign Currency Issuer	BB (Negative)	December 6th, 2013

ORGANIZATION CHART OF ELETROBRAS

INVESTIMENTS

R$ Million

NATURE OF THE INVESTMENTS	Budgeted		Accomplished
	2014	1Q14	2Q14	3Q14	3Q14	2014	(%)
Generation	7,896	1,210	886	1,529	2,653	6,278	80%
Corporate Expansion	3,078	206	576	334	1,067	2,183	71%
Expansion of SPEs	4,154	952	228	1,107	1,414	3,701	89%
Maintenance	664	52	82	88	172	394	59%
Transmission	5,096	855	1119	969	1083	4026	79%
Corporate Expansion	2,771	423	542	501	645	2,111	76%
Expansion of SPEs	1,642	361	476	355	245	1,437	88%
Maintenance	683	72	101	113	192	478	70%
Distribution	974	170	173	171	215	729	75%
Corporate Expansion	749	133	139	137	169	577	77%
Maintenance	225	37	34	33	47	151	67%
Others (Research, Infrastructure and Environmental Quality)	722	66	70	74	161	370	51%
Total	14,688	2,301	2,248	2,742	4,112	11,403	78%

SOCIAL CAPITAL

Capital Structure

As of December31st, 2014 the social capital of Eletrobras had the following composition:

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Government	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
BNDESpar	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
FGEDUC	8,279,030	0.76%					8,279,030	0.61%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Others	252,749,247	23.25%	146,920	100.00%	219,731,566	82.78%	472,627,733	34.94%
Cust.CBLC	252,643,306	23.24%	86,122	58.62%	204,506,596	77.05%	457,236,024	33.80%
Resident	82,373,911	7.58%	86,121	58.62%	101,263,609	38.15%	183,723,641	13.58%
Non Resident	85,329,430	7.85%	1	0.00%	77,123,405	29.06%	162,452,836	12.01%
ADR Programme	84,939,965	7.81%		0.00%	26,119,582	9.84%	111,059,547	8.21%
Others	105,941	0.01%	60,798	41.38%	15,224,970	5.74%	15,391,709	1.14%
Resident	77,866	0.01%	60,771	41.36%	15,220,968	5.73%	15,359,605	1.14%
Non Resident	28,075	0.00%	27	0.02%	4,002	0.00%	32,104	0.00%

Number of Shareholders

As of December31st, 2014 Eletrobras had a total of 31,477 shareholders, 32.3% of which held common shares and 67.7% held preferred shares. The figure below highlights the distribution of the shareholders in accordance with their nature:

Non Resident Shareholders

As of December 31st, 2014 Eletrobras had 825 non-resident shareholders representing 2.7% of the total amount of shareholders, located in 35 countries throughout the world. The non-resident shareholders hold 15.7% of the common shares and 38.9% of the preferred shares. The charts below show the geographical distribution of the non-resident shareholders:

Share performance analysis

Shares

Eletrobras Common Shares – ELET3

During the 4Q14 Eletrobras’ common shares (ELET3) decreased their value by 11.6% closing at R$ 5.80. The maximum price achieved by those shares was R$ 7.16on October7th, and the lowest price registered was R$ 5,15 on December 16th. The quotations related are ex-dividendvalues. The average volume of shares traded daily throughout the third quarter was of 3.1 million shares, equivalent to a financial amount of R$ 18.6 million.

Eletrobras Preferred Shares – ELET6

During the 4Q14 Eletrobras’ preferred shares (ELET6)decreased their valueby19% closing at R$8.18. The maximum price achieved by those shares was R$ 10.66 on October 7th, and the lowest price registered was R$ 6,25 on December16th. The quotations related are ex-dividendvalues. The average volume of shares traded daily throughout the third quarter was of 2.0 million shares, equivalent to a financial amount of R$ 16.2 million.

Shares Trading Performance at the BM&FBOVESPA

ADR Programs

EBR – Eletrobras Common Shares

During the 4Q14, the Eletrobras common sharesADRs decreased their value by 20.7% ending the quarter valued at US$2.19. They recorded a maximum price of US$ 3.02 on October7th, and the lowest price registered was on December16th, when the price reached US$ 1.86considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 1.09 million shares. The balance of ADRs representing such shares at the end of the second quarter was of 84.9 million.

EBR - B– Eletrobras Preferred Shares

During the 4Q14, the Eletrobras preferred shares ADRs decreased their value by 31%, ending the quarter valued at US$ 3.06. They recorded a maximum price of US$ 5.65on October7th. The lowest price registered was US$ 2.33 on December16th, considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 0.22 million shares. The balance of ADRs representing such shares at the end of the third quarter was of 25.5 million.

Latibex (Latin American Stock Market at Madrid Stock Exchange)

XELTO - Eletrobras Common Shares

During the 4Q14 the common shares listed on Latibex program increased their value by 16.1% ending the quarter valued at € 1.82. They recorded a maximum price of € 2.37 on October 13.The lowest price registered was € 1.5on December16th, considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 10.9 thousand shares.

XELTB - Eletrobras Preferred Shares

During the 4Q14 the preferred shares listed on Latibex program decreased their value by 22.3% ending the quarter valued at € 2.55. They recorded a maximum price of € 3.54on October 6th.The lowest price registered was € 1.84on December16th, considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 7.8 thousand shares.

Number of Employees

Parent Company

Working time in the Company (years)		Number of employees
	4Q14	3Q14	2Q14	1Q14	4Q13
Until5	369	388	415	455	521
6 to 10	264	259	256	276	255
11 to 15	167	158	134	79	81
16 to 20	23	23	23	23	28
21 to 25	109	111	111	111	165
beyond 25	95	98	99	99	214
Total	1,027	1,037	1,038	1,043	1,264

By Region

State	Number of employees
	4Q14	3Q14	2Q14	1Q14
Rio de Janeiro	980	995	1,002	1,007
São Paulo	2	0	0	0
Paraná	1	0	0	0
Rio Grande do Sul	1	0	0	0
Brasília	43	42	36	36
Total	1,027	1,037	1,038	1,043

Outsourced Employees

4Q14	3Q14	2Q14	1Q14
-	-	-	-

Turnover Index

4Q14	3Q14	2Q14	1Q14
0.76%	0.69%	0.95%	0.57%

Partnerships – Parent Company

Generation

SPE	Type of Plant	Investiment R$ million	Installed Capacity MW	Assured Energy MW Medium	Generated Energy MWh
					1Q14	2Q14	3Q14	4Q14
Norte Energia AS (Belo Monte)	Hydro	29,375.00 Fullybuilt 25,885 April/10 value	11,233.1	4,571.0	-	-	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.(*)	Wind	109.3	26.0	12.08	18,671	13,764	25,656	24,547
Rouar SA	Wind		65.0*		-	-	-	128.5
In December 31st, Atilleros wind farm operated with 16.8 MW od installed capacity (8 units).

Enterprise	Stake (%)	Location (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Nov/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045
Rouar SA	50	Colonia -Uruguai	Jan/14	2015	20 years

Note: For the item “end of operation” it was considered the date of the end of the Concession Contract.

Note: In 12/31/2014 the Wind farm Artilleros had 8 units connected to the grid under test. The beginning of the commercial operation will be in 2015.

Tansmission

Enterprise /SPE	Object (De-Para)	Stake (%)	Investiment (R$ million)	Extensionlines (Km)	Voltage (kV)	Start of Operation	End of Concession
Interligação Elétrica Brasil / Uruguai (corporativo)	LT 230 kV LT 525 kV	Eletrobras -60,4 Eletrosul -39,6	128.00	2 km in 230 kV and 60 em 525 kV	230 525	Jun/2015	Jun/2045

Enterprise /SPE	Object	Investiment (R$ million)*	TransformationCapacity (MVA)	Location	Start of Operation	End of Concession
Interligação Elétrica Brasil / Uruguai (corporativo)	SE Candiota -525/230 kV	-	672 MVA +1 R 224 MVA	RS	Jun/2015	Jun/2045

*SE associated to TL.

BALANCE SHEET

values in R$ thousand

Assets	ParentCompany		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13*
Current
Cash and cash equivalent	88,194	935,627	1,407,078	2,501,515
Restricted cash	1,743,525	3,509,323	1,743,525	3,509,323
MarketableSecurities	421,817	4,378,184	3,730,345	6,352,791
Clients	399,133	477,104	4,427,216	4,082,695
Financial assets-concessions and Itaipu	2,387,622	0	3,437,521	318,293
Financing and loans	5,228,931	4,044,496	2,696,021	2,611,830
Fuelconsumptionaccount - CCC	521,964	1,240,811	521,964	1,240,811
Remuneration of equityinterests	677,544	195,304	289,574	167,197
Taxestoretrieve	591,217	886,553	900,431	1,498,726
Income tax and Social contribution	374,504	1,088,491	762,726	1,227,005
Righttocompensation	0	0	3,526,986	7,302,160
Stored material	798	936	512,614	446,157
Stock of nuclear fuel	0	0	340,319	360,751
Compensations - Law 12,783/2013	0	0	3,738,295	8,882,836
Derivative financial instruments	0	0	124,635	249,265
Others	377,540	89,866	2,391,943	1,118,481
Total currentassets	12,812,789	16,846,695	30,551,193	41,869,836

Non-Current
LONG-TERM ASSETS
Righttoreimbursements	0	0	6,129,423	901,029
Financing and loans	27,327,950	25,166,460	11,988,543	12,932,963
Clients	174,324	0	1,743,504	1,256,685
MarketableSecurities	204,665	395,701	224,734	400,370
Stock of nuclear fuel	0	0	661,489	481,495
Taxestoretrieve	0	0	2,538,131	1,737,406
Income tax and Social contribution	1,464,148	1,754,333	2,467,631	4,854,337
Linkeddeposits	1,558,624	803,130	3,808,155	2,691,114
Fuelconsumptionaccount - CCC	3,944	521,097	3,944	521,097
Financial assets-concessions and Itaipu	2,948,729	2,815,520	28,969,262	22,915,696
Derivative financial instruments	0	0	135,276	223,099
Advances for future Capital increase	175,636	2,730,178	1,140,633	70,423
FUNAC Reimbursements	0	0	0	5,554,435
Compensations - Law 12,783/2013	0	0	595,445	0
Others	859,843	560,078	1,070,214	647,682
	34,717,863	34,746,497	61,476,384	55,187,831
Investments	48,599,387	50,266,910	20,070,517	14,677,150
Property, Plant And Equipment	127,623	117,293	31,168,232	29,714,848
Intangible	9,714	0	1,365,371	1,204,563
Total non-currentassets	83,454,587	85,130,700	114,080,504	100,784,392
Total Assets	96,267,376	101,977,395	144,631,697	142,654,228

Liabilities and Shareholders' Equity	ParentCompany		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13*
Current
Financing and loans	2,759,514	625,877	4,931,531	1,337,279
Debentures	0	0	325,732	1,305
Financial liabilities	0	787,115	0	787,115
Compulsoryloan	50,215	12,298	50,215	12,298
Suppliers	548,589	467,804	7,489,134	6,423,074
Advancetocustomers	448,759	424,309	501,572	469,892
Taxes tobecollected	58,736	17,666	1,168,168	814,422
Income tax and Social contribution	0	213,384	18,138	313,888
Fuelconsumptionaccount - CCC	301,471	1,369,201	301,471	1,369,201
Remunerationtoshareholders	61,995	3,951,333	64,402	3,952,268
NationalTreasurycredits	0	131,047	0	131,047
Estimated obligations	96,107	9,772	1,174,679	1,173,678
Obligations of compensation	655,158	650,185	702,728	5,988,698
Post-employmentbenefits	10,856	9,957	258,898	127,993
Provisions for contingencies	0	0	32,082	28,695
Sector Charges	0	0	930,297	654,230
Leasing	0	0	74,507	60,548
Concessions to pay-use of public goods	0	0	3,645	1,870
Derivative financial instruments	24,706	0	26,573	185,031
Others	118,365	116,792	1,230,236	1,399,559
Total currentliabilities	5,134,471	8,786,740	19,284,008	25,232,091

Non-CurrentLiabilities
Financing and loans	23,260,512	18,012,551	34,607,594	25,292,871
Suppliers	0	37,072	0	37,072
NationalTreasurycredits	0	0	10,047,367	0
Debentures	0	0	434,191	68,015
Advancetocustomers	0	0	718,451	830,234
Compulsoryloan	469,459	321,894	469,459	321,894
Obligation for demobilization of assets	0	0	1,314,480	988,490
Operationalprovisions	1,100,499	1,005,908	1,100,499	1,005,908
Fuelconsumptionaccount - CCC	474,770	2,401,069	474,770	2,401,069
Provisions for contingencies	4,829,381	1,194,704	8,950,364	5,100,389
Post-employmentbenefits	448,407	644,512	2,001,268	2,774,791
Provision for unfunded liabilities in subsidiaries	2,794,236	713,213	97,449	0
Onerouscontracts	0	0	1,130,201	5,155,524
Obligations of compensation	0	0	2,529,893	1,801,059
Leasing	0	0	1,252,154	1,393,826
Concessions to pay-use of public goods	0	0	59,815	71,180
Advances for future capital increase	193,606	161,308	193,606	161,308
Derivative financial instruments	0	68,153	70,336	291,252
Sector Charges	0	0	609,721	428,383
Taxes tobecollected	0	0	837,551	620,397
Income tax and Social contribution	291,878	335,427	569,380	598,750
Others	730,606	422,225	1,030,640	10,458
Total non-currentliabilities	34,593,354	25,318,036	68,499,189	49,352,870

Shareholders ' Equity
Social Capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Profit reserves	2,259,039	12,149,899	2,259,039	12,149,899
Equityvaluationadjustments	42,947	208,672	42,947	208,672
AdditionalDividendProposed	0	433,962	0	433,962
Accumulatedprofits	0	0	0	0
Othercomprehensiveresultsaccumulated	-3,116,108	-2,273,587	-3,116,108	-2,273,587
Participation of non-controlling shareholders	0	0	308,949	196,648
Total shareholders ' equity	56,539,551	67,872,619	56,848,500	68,069,267
Total liabilities and shareholders’ equity	96,267,376	101,977,395	144,631,697	142,654,228

STATEMENT OF INCOME

values in R$ thousand

	ParentCompany		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13*
Net Operating Income	2,815,950	2,840,238	30,244,854	23,835,644
Operating Costs
Energy purchased for resale	-3,007,183	-2,875,951	-10,424,699	-5,515,206
Charges on use of electric network	0	0	-1,523,379	-1,555,257
Construction	0	0	-2,899,648	-3,547,863
Fuel for electric power production	0	0	-1,479,633	-1,492,368
Total	-3,007,183	-2,875,951	-16,327,359	-12,110,694

Operatingexpenses
Personnel, Material and Services	-496,823	-593,774	-8,485,373	-9,244,586
Remuneration and compensation	0	0	-386,824	-405,809
Depreciation	-6,271	-6,547	-1,387,034	-1,296,375
Amortization	0	0	-390,262	-215,955
Donations and contributions	-198,220	-278,839	-251,415	-332,031
Operationalprovisions	-3,943,609	-4,912,114	-1,861,707	-3,258,205
Staff Adjustment Plan	0	-12,674	-219,299	-256,860
Others	-345,618	-364,053	-1,675,350	-2,094,564
	-4,990,541	-6,168,001	-14,657,264	-17,104,385
Operating income before financial result	-5,181,774	-6,203,714	-739,769	-5,379,435
Financial Result
Financial Revenues
Revenue from Interest, commissions and fees	2,410,701	2,033,155	1,071,107	1,146,055
Revenuefrom financial investments	428,512	284,660	1,020,654	556,469
Moratoriumincreaseon electricity	90,755	44,771	323,300	305,404
Monetaryadjustments	658,363	705,920	346,141	454,634
Exchange variations	0	0	1,018,952	441,024
Gain on financial instruments - derivatives	0	0	382,614	0
Compensation of remuneration - Law 12.783/13	98,539	145,591	747,433	269,666
Other financial revenues
Financial Expenses	-1,510,250	-1,048,004	-3,365,085	-2,031,402
Debt charges	0	0	-279,716	-269,032
Leasing charges	-55,090	-180,301	-87,047	-189,967
Shareholders ' resource charges	438,794	585,350	295,553	539,059
Losses on financial instruments - derivatives	0	0	0	-238,938
Other financial expenses	-124,273	-453,374	-779,281	-606,287
	2,436,051	2,117,768	694,625	376,685
Incomebeforeequityparticipation	-2,745,723	-4,085,946	-45,144	-5,002,750
Result of Partnerships	-49,267	-787,881	-1,216,840	177,768
Operating Result before Taxes	-2,794,990	-4,873,827	-1,261,984	-4,824,982
Income tax and social contribution - current	0	0	-82,483	-60,424
Income tax and social contribution - defered	-236,065	-1,313,121	-1,618,035	-1,306,254
Net income (loss) for the period	-3,031,055	-6,186,948	-2,962,502	-6,191,660
Portion allocated to Controlling shareholders	-3,031,055	-6,186,948	-3,031,055	-6,186,948
Portion allocated to non-controlling shareholders	0	0	68,553	-4,712
Net profit per share (R$)	-2.24	-4.57	-2.24	-4.57

Cash Flow

values in R$ thousand

	ParentCompany		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13*
OperationalActivities
Income before income tax and social contribution	-2,794,990	-4,873,828	-1,261,984	-4,824,983
Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	6,271	6,547	1,777,296	1,511,564
Monetary/ foreign currency exchange rate variations net	-830,649	-1,013,010	-1,038,232	-1,674,124
Financial charges	-1,208,618	-1,340,907	-109,124	496,700
Incomefrom financial assets	0	0	-714,409	-552,106
Equityresult	49,267	787,881	1,216,839	-177,768
Provision (reversal) for unfunded liabilities	831,851	2,742,014	0	0
Provision (reversal) for doubtful accounts	-269,051	335,610	-122,662	-457,261
Provision (reversal) for contingencies	3,389,682	1,585,772	3,655,627	1,399,321
Provision (reversal) for reduction of asset to recovery value	0	0	149,346	2,428,649
Provision (reversal) for onerous contracts	0	0	-1,800,401	-1,924,657
Provision (reversal) for staff adjustment plan	0	12,674	219,299	256,860
Provision (reversal) for investments loss	-411,122	142,622	-313,672	142,622
Provision (reversal) for financial assets loss	0	0	-791,868	791,868
Provision (reversal) for losses on fixed asset	0	0	235,064	0
Provision (reversal) for environmental compensation	0	0	104,904	0
Charges over Global Reversion Reserve	308,167	347,949	308,167	347,949
Adjustments to present value/market value	86,621	53,371	170,509	94,000
Minority interest in the result	0	0	-103,868	7,139
Charges on shareholders resources	55,090	180,301	87,047	189,967
Financial instruments-derivatives	0	0	-392,354	238,938
Others	169,774	273,521	513,693	559,372
	2,177,282	4,114,345	3,051,201	3,679,033
(Increase)/decrease in operating assets
Accountsreceivable	0	0	-441,152	413,625
Securities	1,291,683	2,812,303	2,366,099	404,758
Righttoreimbursement	0	0	2,991,052	-4,376,467
StoredMatetrials	-60	198	133,229	-168,450
Stock of nuclear fuel	0	0	-150,590	-8,972
Financial assets - public service concessions	136,864	36,229	136,864	36,229
Others	81,668	-472,139	-317,166	-344,793
	1,510,154	2,376,590	4,718,336	-4,044,070
Increase/(decrease) in operating liabilities
Suppliers	74	-6,924	7,669,536	2,686,542
Advancetocustomers	0	0	-53,898	-50,655
Leasing	0	0	-67,166	50,191
Estimated obligations	48,782	37,553	-153,105	115,035
Obligations of compensation	0	0	-7,534,600	2,744,474
Sector charges	0	0	29,997	8,231
Others	43,196	416,646	-383,602	463,167
	92,052	447,276	-492,838	6,016,985

Cash from operating activities	984,499	2,064,383	6,014,715	826,965

Payment of financial charges	-891,036	-570,721	-1,222,341	-1,305,876
Payment of fees on global reversion reserve	-216,209	-228,144	-216,209	-228,144
Annual permitted revenue receipts (financial asset)	0	0	703,266	674,102
Receiving compensation of financial asset	0	0	2,773,092	9,819,946
Receipt of financial charges	1,837,714	1,897,351	172,000	1,141,486
Payment of income tax and social contribution	-275,748	-471,641	-667,150	-650,161
Receiving remuneration of equity in shareholdings	614,250	329,867	106,232	513,607
Payment of pension fundings	-10,626	0	-387,296	-488,016
Payment of lawful contingencies	-1,057,040	-596,544	-1,177,462	-920,002
Judicial deposits	-696,568	-220,185	-906,386	-54,552

Net cash from operating activities	289,235	2,204,366	5,192,461	9,329,354

Financingactivities

Long term Loans and financing obtained	4,598,969	2,719,621	7,410,882	6,050,558
Payment of loans and financing-principal	-2,086,613	-1,721,019	-3,238,117	-2,480,439
Payment of remuneration to shareholders	-811,950	-4,185,077	-814,993	-4,189,708
Payment of refinanced taxes and contributions-principal	0	0	-103,785	-98,522
Compulsory loan and global reversion reserve	0	485,594	0	485,594
Others	0	0	49	154,639

Net cash from financing activities	1,700,406	-2,700,881	3,254,036	-77,878
Investment activities
Granting of loans and financing	-6,356,002	-2,474,881	-255,379	-598,577
Receiving of loans and financing	3,537,458	3,778,105	506,264	1,999,115
Acquisition of property, plant and equipment	-1,998	-16,509	-2,801,858	-2,141,137
Acquisition of intangibleassets	0	0	-117,046	-157,209
Acquisition of concessionassets	0	0	-3,262,535	-3,413,719
Acquisition/capital supply over equity shareholdings	-370,347	-257,278	-3,903,911	-3,555,414
Granting of advance for future capital increase	-13,794	-165,313	-906,024	-396,467
Net cash flow in the subsidiary acquisition	0	0	159,703	0
Others	0	0	-56,216	154,639

Net cash from investing activities	-3,204,683	864,124	-10,637,002	-8,155,408

Increase (decrease) in cash and cash equivalents	-1,215,042	367,609	-2,190,505	1,096,068

Cash and cash equivalents at the beginning of the period	1,303,236	935,627	3,597,583	2,501,515
Cash and cash equivalents at the end of the period	88,194	1,303,236	1,407,078	3,597,583
	-1,215,042	367,609	-2,190,505	1,096,068
*Restated

M

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.